5200 Republic Plaza 370 Seventeenth Street Denver Colorado 80202-5638 Telephone: 303.592.1500 Facsimile: 303.592.1510 www.mofo.com

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,

SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG

October 26, 2009		Writer’s Direct Contact
303.592.2205
wholmes@mofo.com

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:  H. Roger Schwall, Sean Donahue and Michael Karney

RE:	TransMontaigne Partners L.P.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 9, 2009
File No. 001-32505

Dear Messrs. Schwall, Donahue and Karney:

Our client, TransMontaigne Partners L.P. (the “Partnership”), received comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated July 29, 2009 (the “July 29 Letter”), addressed to Frederick W. Boutin, Chief Financial Officer of the Partnership, regarding the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”).  By letter dated August 7, 2009 (the “August 7 Letter”), addressed to you, the Partnership responded to the comments contained in July 29 Letter in connection with the filing by the Partnership of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.  By telephone call to the undersigned on September 17, 2009 (the “September 17 Telephone Call”), Messrs. Donahue and Karney conveyed further comments of the Staff in response to the August 7 Letter.  On a telephone conference call held on October 15, 2009 (the “October 14 Conference Call”), Mr. Donahue discussed with representatives of the Partnership and the undersigned possible changes that the Partnership could propose to make to the “Results of Operations” section of the Partnership’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for future periodic reports in response to the Staff’s comments.

As discussed on the October 15 Conference Call, the Partnership is filing this correspondence along with the proposed revisions to the form of the Partnership’s MD&A to be contained in the Partnership’s Annual Report on Form 10-K for the year ending December

31, 2009 attached hereto as Exhibit A.  In response to the Staff’s comments, the Partnership has added or revised narrative analysis of specific items, added some better internal references or “road-map” sentences to improve readability and added captions to the narrative disclosure and tabular analysis.  In addition, the Partnership has removed references to the year ended December 31, 2006 and added placeholders for information relating to the year ending December 31, 2009.  The Partnership notes that the removal of information pertaining to 2006, which was unusually complex because of several transactions with entities under common control, has significantly improved the overall readability of the Results of Operations section by shortening the introduction leading to the selected results of operations and by shortening the “high-level” introduction that is now under the heading “Analysis of Revenue — Total Revenue”.  As a result, the Partnership believes that, taken as a whole, the proposed revised Results of Operations section is responsive to the Staff’s comments and concerns.

Further, the Partnership hereby acknowledges that:

•                                          the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•                                          the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to the undersigned by telephone at (303) 592-2205 or by facsimile at (303) 592-1510; or to Frederick W. Boutin, Chief Financial Officer of the Partnership, by telephone at (303) 626-8215 or by facsimile at (303) 626-8238.

Sincerely,

/s/ Whitney Holmes

Whitney Holmes

cc:	Frederick W. Boutin, Chief Financial Officer, TransMontaigne Partners L.L.P.
Jim Bickell, KPMG LLP

2

Exhibit A

RESULTS OF OPERATIONS—YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

In reviewing our historical results of operations, you should be aware that the accompanying consolidated financial statements include the assets, liabilities and results of operations of certain TransMontaigne Inc. terminal operations prior to their acquisition by us from TransMontaigne Inc. The results of operations of TransMontaigne Inc.’s terminals prior to being acquired by us are reflected in the accompanying consolidated financial statements as being attributable to TransMontaigne Inc. (“Predecessor”). The acquired assets and liabilities have been recorded at TransMontaigne Inc.’s carryover basis. On December 31, 2007, we acquired from TransMontaigne Inc. 22 terminals along the Colonial and Plantation pipelines (the “Southeast terminals”) for a cash payment of approximately $118.6 million. The acquisition of terminal operations from TransMontaigne Inc. have been accounted for as transactions among entities under common control and, accordingly, prior periods include the activity of the acquired terminal operations since September 1, 2006 (the date of Morgan Stanley Capital Group Inc.’s acquisition of TransMontaigne Inc.) for acquisitions made by us on or after September 1, 2006.

The historical results of operations reflect the impact of the following acquisitions:

•                  the purchase of the Southeast terminals by Morgan Stanley Capital Group, completed in September 2006 when it acquired TransMontaigne Inc., and subsequent acquisition by us from TransMontaigne Inc. in December 2007; and

•                  our December 2007 acquisition from Rio Vista Energy Partners L.P. (“Rio Vista”) of a terminal facility in Matamoros, Mexico, two pipelines from Brownsville, Texas to Matamoros, Mexico, with associated rights of way and easements and 47 acres of land, together with a permit to distribute liquefied petroleum gas (“LPG”) to Mexico’s state-owned petroleum company.

Selected results of operations data for each of the quarters in the years ended December 31, 2009, 2008 and 2007, are summarized below (in thousands):

	Three months ended				Year ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
Revenue	$	$	$	$	$
Direct operating costs and expenses
Direct general and administrative expenses
Allocated general and administrative expenses
Allocated insurance expense
Depreciation and amortization
Operating income
Other expense, net
Net earnings	$	$	$	$	$

	Three months ended				Year ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	December 31, 2008
Revenue	$33,824	$35,092	$35,204	$34,020	$138,140
Direct operating costs and expenses	(15,467)	(15,320)	(16,331)	(14,732)	(61,850)
Direct general and administrative expenses	(1,073)	(1,317)	(705)	(1,043)	(4,138)
Allocated general and administrative expenses	(2,507)	(2,508)	(2,508)	(2,507)	(10,030)
Allocated insurance expense	(713)	(704)	(708)	(710)	(2,835)
Reimbursement of bonus awards	(375)	(375)	(375)	(375)	(1,500)
Depreciation and amortization	(5,733)	(5,772)	(5,794)	(6,017)	(23,316)
Gain on disposition of assets	—	—	—	2	2
Operating income	7,956	9,096	8,783	8,638	34,473
Other expense, net	(1,754)	(1,471)	(1,819)	(3,831)	(8,875)
Net earnings	$6,202	$7,625	$6,964	$4,807	$25,598

	Three months ended				Year ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	December 31, 2007
Revenue	$32,700	$32,204	$31,921	$34,826	$131,651
Direct operating costs and expenses	(13,945)	(15,262)	(14,414)	(17,065)	(60,686)
Direct general and administrative expenses	(894)	(461)	(288)	(1,348)	(2,991)
Allocated general and administrative expenses	(2,456)	(2,467)	(2,489)	(2,489)	(9,901)
Allocated insurance expense	(717)	(717)	(717)	(686)	(2,837)
Reimbursement of bonus awards	—	(375)	(375)	(375)	(1,125)
Depreciation and amortization	(4,965)	(5,430)	(5,481)	(5,556)	(21,432)
Operating income	9,723	7,492	8,157	7,307	32,679
Other expense, net	(3,911)	(3,279)	(242)	(105)	(7,537)
Net earnings	$5,812	$4,213	$7,915	$7,202	$25,142

ANALYSIS OF REVENUE

Total Revenue.  We derive revenue from our terminal and pipeline transportation operations by charging fees for providing integrated terminaling, transportation and related services.  Our total revenue by category was as follows (in thousands):

Total Revenue by Category

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Terminaling services fees, net	$	$111,313	$109,906
Pipeline transportation fees		4,020	1,996
Management fees and reimbursed costs		1,905	1,724
Other		20,902	18,025
Revenue	$	$138,140	$131,651

See discussion below for a detailed analysis of terminaling services fees, net, pipeline transportation fees, management fees and reimbursed costs, and other revenue included in the above table titled Total Revenue by Category.      We operate our business and report our results of operations in five principal business segments:  (i) Gulf Coast terminals, (ii) Midwest terminals and pipeline system, (iii) Brownsville terminals, (iv) River terminals and (v) Southeast terminals.  The aggregate revenue of each of our business segments was as follows (in thousands):

Total Revenue by Business Segment

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Gulf Coast terminals	$	$49,315	$44,669
Midwest terminals and pipeline system		5,476	5,797
Brownsville terminals		20,693	15,672
River terminals		19,606	19,511
Southeast terminals		43,050	46,002
Revenue	$	$138,140	$131,651

Revenue by business segment is presented and further analyzed below by category of revenue.  In addition to the detailed discussion and analysis of revenue by category and business segment, our results of operations reflect:

•                  Our acquisition, effective December 31, 2007, of the Southeast terminals, which are included in our results of operations for the entirety of 2007 because the acquisition is accounted for as a transaction among entities under common control; and

•                  Our acquisition of the Mexican LPG operations, effective December 31, 2007, which are included in our results of operations from such date.  For the years ended December 31, 2009, 2008 and 2007, revenue attributable to our Brownsville terminals

included revenue from the Mexican LPG operations of approximately [$    ] million, $2.1 million and $nil, respectively.

Terminaling Services Fees, Net.  Pursuant to terminaling services agreements with our customers, which range from one month to ten years in duration, we generate fees by distributing and storing products for our customers. Terminaling services fees, net include throughput fees based on the volume of product distributed from the facility, injection fees based on the volume of product injected with additive compounds and storage fees based on a rate per barrel of storage capacity per month. The terminaling services fees, net by business segments were as follows (in thousands):

Terminaling Services Fees, net, by Business Segment

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Gulf Coast terminals	$	$39,750	$38,555
Midwest terminals and pipeline system		3,466	2,976
Brownsville terminals		13,103	11,799
River terminals		18,868	18,942
Southeast terminals		36,126	37,634
Terminaling services fees, net	$	$111,313	$109,906

In connection with our acquisition of the Mexican LPG operations, we amended the existing LPG terminaling services agreement with TransMontaigne Inc., resulting in a decrease in the rates charged to TransMontaigne Inc. on volumes throughput at the Brownsville LPG terminal in exchange for an increase in pipeline transportation fees related to the volume of product transported through the Diamondback pipeline. For the year ended December 31, 2008, the change in the rates charged on volumes throughput at the Brownsville LPG terminal resulted in a reduction of approximately $(0.8) million of terminaling services fees, net.

Included in terminaling services fees, net for the years ended December 31, 2009, 2008 and 2007 are fees charged to Morgan Stanley Capital Group of approximately $[    ] million, $63.9 million, $27.1 million, respectively, and fees charged to TransMontaigne Inc. of approximately $[    ] million, $6.3 million, $36.1 million, respectively.  Effective January 1, 2008, we entered into a terminaling services agreement with Morgan Stanley Capital Group relating to our Southeast facilities that replaced certain capacity previously utilized by TransMontaigne Inc.  The increase in fees charged to Morgan Stanley Capital Group therefore offset the decrease in fees charged to TransMontaigne Inc.

Our terminaling services agreements are structured as either throughput agreements or storage agreements. Certain throughput agreements contain provisions that require our customers to throughput a minimum volume of product at our facilities over a stipulated period of time, which results in a fixed amount of revenue to be recognized by us. Our storage agreements require our customers to make minimum payments based on the volume of storage capacity available to the customer under the agreement, which results in a fixed amount of revenue to be recognized by us. We refer to the fixed amount of revenue recognized pursuant to our terminaling services agreements as being “firm commitments.” Revenue recognized in excess of firm commitments and revenue recognized based solely on the volume of product distributed or injected are referred to as “variable.” The “firm commitments” and “variable” revenue included in terminaling services fees, net were as follows (in thousands):

Firm Commitments and Variable Revenue

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Firm commitments:
External customers	$	$35,816	$38,394
Affiliates		70,574	34,716
Total		106,390	73,110
Variable:
External customers		5,287	8,321
Affiliates		(364)	28,475
Total		4,923	36,796
Terminaling services fees, net	$	$111,313	$109,906

Under the terminaling services agreement we entered into with Morgan Stanley Capital Group, effective January 1, 2008, Morgan Stanley Capital Group agreed to throughput a minimum volume of product at our Southeast facilities resulting in affiliated “firm commitments” during the year ended December 31, 2008.  The Morgan Stanley Capital Group terminaling services agreement replaced certain capacity utilized under our prior terminaling services agreement with TransMontaigne Inc. related to our Southeast facilities.  The terms of the previous agreement with TransMontaigne Inc. resulted in affiliated “variable” revenue during the year ended December 31, 2007.

At December 31, 2009, the remaining terms on the terminaling services agreements that generated “firm commitments” for the year ended December 31, 2009 were as follows (in thousands):

At December 31, 2009
Remaining terms on terminaling services agreements that generated “firm commitments:”
Less than 1 year remaining	$
More than 1 year but less than 3 years remaining
More than 3 years but less than 5 years remaining
More than 5 years remaining
Total firm commitments for the year ending December 31, 2009	$

Pipeline Transportation Fees.  We earn pipeline transportation fees at our Razorback pipeline and Diamondback pipeline based on the volume of product transported and the distance from the origin point to the delivery point. The Federal Energy Regulatory Commission regulates the tariff on the Razorback pipeline and the Diamondback pipeline. The pipeline transportation fees by business segments were as follows (in thousands):

Pipeline Transportation Fees by Business Segment

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Gulf Coast terminals	$	$—	$—
Midwest terminals and pipeline system		1,130	1,996
Brownsville terminals		2,890	—
River terminals		—	—
Southeast terminals		—	—
Pipeline transportation fees	$	$4,020	$1,996

Effective December 31, 2007, we acquired the Mexican LPG operations, including the Diamondback pipeline, from Rio Vista. For the years ended December 31, 2009 and 2008, the Mexican LPG operations generated approximately $[      ] million and $2.9 million, respectively, of pipeline transportation fees attributable to our Brownsville terminals.

Included in pipeline transportation fees for the years ended December 31, 2009, 2008 and 2007 are fees charged to Morgan Stanley Capital Group of approximately $[      ] million, $1.1 million and $1.0 million, respectively, and fees charged to TransMontaigne Inc. of approximately $[      ] million, $2.9 million and $1.0 million, respectively.

Management Fees and Reimbursed Costs.  We manage and operate for a major oil company certain tank capacity at our Port Everglades (South) terminal and receive reimbursement of their proportionate share of operating and maintenance costs. We manage and operate for an affiliate of Mexico’s state-owned petroleum company a bi-directional products pipeline connected to our Brownsville, Texas terminal facility and receive a management fee and reimbursement of costs. We also manage and operate for another major oil company two terminals that are adjacent to our Southeast facilities and receive a reimbursement of their proportionate share of operating and maintenance costs. The management fees and reimbursed costs by business segments were as follows (in thousands):

Management Fees and Reimbursed Costs by Business Segment

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Gulf Coast terminals	$	$141	$165
Midwest terminals and pipeline system		—	—
Brownsville terminals		1,449	1,171
River terminals		—	—
Southeast terminals		315	388
Management fees and reimbursed costs	$	$1,905	$1,724

Other Revenue.  We provide ancillary services including heating and mixing of stored products, product transfer services, railcar handling, wharfage fees and vapor recovery fees. Pursuant to terminaling services agreements with our throughput customers, we are entitled to the volume of product gained resulting from differences in the measurement of product volumes received and distributed at our terminaling facilities. Consistent with recognized industry practices, measurement differentials occur as the result of the inherent variances in measurement devices and methodology. We recognize as revenue the net proceeds from the sale of the product gained. Other revenue is composed of the following (in thousands):

Principal Components of Other Revenue

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Product gains	$	$11,272	$10,509
Steam heating fees		5,389	4,391
Product transfer services		762	679
Railcar storage		865	567
Other		2,614	1,879
Other revenue	$	$20,902	$18,025

Included in other revenue for the years ended December 31, 2009, 2008 and 2007 are amounts charged to Morgan Stanley Capital Group of approximately $[      ] million, $13.2 million and $2.9 million, respectively, and amounts charged to TransMontaigne Inc. of approximately $[      ] million, $0.1 million and $8.9 million, respectively.  The increase in amounts charged to Morgan Stanley Capital Group, and the corresponding decrease in amounts charged to TransMontaigne Inc., primarily resulted from the shift of the terminaling services agreement for the Southeast terminals, formerly with TransMontaigne Inc. to Morgan Stanley Capital Group.

For the years ended December 31, 2009, 2008 and 2007, we sold approximately [                ], 139,000 and 134,000, respectively, of product gained resulting from differences in the measurement of product volumes received and distributed at our terminaling facilities at average prices of $[    ], $97 and $78 per barrel, respectively. Pursuant to our terminaling services agreement related to the Southeast terminals, for 2008 and subsequent years, we agreed to rebate to Morgan Stanley Capital Group 50% of the proceeds we receive annually in excess of $4.2 million from the sale of product gains at our Southeast terminals. At December 31, 2009 and 2008, we have accrued a liability due to Morgan Stanley Capital Group of approximately $[      ] million and $2.2 million, respectively, representing our rebate liability.

The other revenue by business segments were as follows (in thousands):

Other Revenue by Business Segment

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Gulf Coast terminals	$	$9,424	$5,949
Midwest terminals and pipeline system		880	825
Brownsville terminals		3,251	2,702
River terminals		738	569
Southeast terminals		6,609	7,980
Other revenue	$	$20,902	$18,025

ANALYSIS OF COSTS AND EXPENSES

Costs and Expenses.  The direct operating costs and expenses of our operations include the directly related wages and employee benefits, utilities, communications, maintenance and repairs, property taxes, rent, vehicle expenses, environmental compliance costs, materials and supplies. The direct operating costs and expenses of our operations were as follows (in thousands):

Direct Operating Costs and Expenses

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Wages and employee benefits	$	$20,786	$18,189
Utilities and communication charges		9,304	7,290
Repairs and maintenance		19,725	22,116
Office, rentals and property taxes		6,103	5,989
Vehicles and fuel costs		1,507	2,575
Environmental compliance costs		2,989	3,754
Other		1,436	824
Less—property and environmental insurance recoveries		—	(51)
Direct operating costs and expenses	$	$61,850	$60,686

The direct operating costs and expenses of our business segments were as follows (in thousands):

Direct Operating Costs and Expenses by Business Segment

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Gulf Coast terminals	$	$21,774	$18,711
Midwest terminals and pipeline system		1,500	2,519
Brownsville terminals		11,510	9,039
River terminals		7,858	6,716
Southeast terminals		19,208	23,701
Direct operating costs and expenses	$	$61,850	$60,686

Effective December 31, 2007, we acquired the Southeast terminals from TransMontaigne Inc.  The Southeast terminals are included in our results of operations for the entirety of 2007 because the acquisition is accounted for as a transaction among entities under common control.

Effective December 31, 2007, we acquired the Mexican LPG operations from Rio Vista. For the years ended December 31, 2009, 2008 and 2007, the Mexican LPG operations incurred approximately $[      ] million, $0.8 million and $nil, respectively, of direct operating costs and expenses attributable to our Brownsville terminals.

The direct general and administrative expenses of our operations include accounting and legal costs associated with annual and quarterly reports and tax return and Schedule K-1 preparation and distribution, independent director fees and amortization of deferred equity-based compensation. Direct general and administrative expenses were as follows (in thousands):

Direct General and Administrative Expenses

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Accounting and tax expenses	$	$1,799	$1,268
Legal expenses		1,087	1,054
Independent director fees and investor relations expenses		447	322
Amortization of deferred equity-based compensation		35	66
Acceleration of vesting of all outstanding restricted phantom units and restricted common units			—
Provision for potentially uncollectible accounts receivable		289	83
Other		481	198
Direct general and administrative expenses	$	$4,138	$2,991

The accompanying consolidated financial statements include allocated general and administrative charges from TransMontaigne Inc. for allocations of indirect corporate overhead to cover costs of centralized corporate functions such as legal, accounting, treasury, insurance administration and claims processing, health, safety and environmental, information technology, human resources, credit, payroll, taxes, engineering and other corporate services. The allocated general and administrative expenses were approximately $[      ] million for the year ended December 31, 2009, approximately $10.0 million for the year ended December 31, 2008 and approximately $9.9 million for the year ended December 31, 2007. For the year ended December 31, 2007, allocated general and administrative expenses include approximately $2.9 million related to the Southeast terminals.

The accompanying consolidated financial statements also include allocated insurance charges from TransMontaigne Inc. for allocations of insurance premiums to cover costs of insuring activities such as property, casualty, pollution, automobile, directors’ and officers’, and other insurable risks. The allocated insurance expenses were approximately $[      ] million for the year ended December 31, 2009, approximately $2.8 million for the year ended December 31, 2008 and approximately $2.8 million for the year ended December 31, 2007. For the year ended December 31, 2007, allocated insurance expense includes approximately $1.2 million related to the Southeast terminals.

The accompanying consolidated financial statements also include amounts paid to TransMontaigne Services Inc. as a partial reimbursement of bonus awards granted by TransMontaigne Services Inc. to certain key officers and employees that vest over future

service periods. The reimbursements were approximately $[      ] million, $1.5 million and $1.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Depreciation and amortization expense was approximately $[      ] million for the year ended December 31, 2009, approximately $23.3 million for the year ended December 31, 2008 and approximately $21.4 million for the year ended December 31, 2007.  For the year ended December 31, 2007, depreciation and amortization expense includes approximately $8.1 million related to the Southeast terminals.